Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 16, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Submission of Postal Ballot Notice

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in furtherance to our communication dated December 29, 2023, please find enclosed the Postal Ballot Notice for seeking approval of members, to approve the appointment of Mr. Sanjiv Soshil Mehta (DIN: 06699923), as an Independent Director of the Company, effective from December 29, 2023 in terms of Section 149 of the Companies Act, 2013, by way of special resolution through voting by electronic means (remote e-voting).

In accordance with the General Circulars issued by the Ministry of Corporate Affairs (‘MCA Circulars’), the Postal Ballot Notice indicating, inter alia, the process and manner of remote e-voting, is being sent only through electronic mode to the members whose names appear on the Register of Members/ List of Beneficial Owners as on January 12, 2024 (“cut-off date”) received from the Depositories and whose e-mail addresses are registered with the Company/ Company’s Registrar and Transfer Agent/ Depositories.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to its members. The remote e-voting period commences on Tuesday, January 16, 2024 at 9:00 a.m. (IST) and ends on Wednesday, February 14, 2024 at 5:00 p.m. (IST). The voting results of the postal ballot shall be declared on or before February 15, 2024.

This Postal Ballot Notice is also available on the Company’s website www.drreddys.com and on the website of NSDL www.evoting.nsdl.com.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Postal Ballot Notice

Pursuant to Section 110 of the Companies Act, 2013 read with the Companies (Management and Administration) Rules, 2014 and the Circulars issued by the Ministry of Corporate Affairs, Government of India

Commencement of e-voting on	Conclusion of e-voting on
Tuesday, January 16, 2024 at 9:00 a.m. (IST)	Wednesday, February 14, 2024 at 5:00 p.m. (IST)

Dear Members,

Notice is hereby given that pursuant to the provisions of Section 110 read with Section 108 of the Companies Act, 2013 (hereinafter referred to as “the Act”), together with Rule 22 and Rule 20 of the Companies (Management and Administration) Rules, 2014 (hereinafter referred to as “the Rules”), and other applicable provisions of the Act, rules, circulars and notifications thereunder, as amended from time to time, General Circular Nos. 14/2020 dated April 8, 2020 and 17/2020 dated April 13, 2020 read with other relevant circulars, including General Circular Nos. 11/2022 dated December 28, 2022 and 9/2023 dated September 25, 2023, issued by the Ministry of Corporate Affairs, Government of India (hereinafter collectively referred to as “MCA Circulars”), and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India (“SS-2”) and any other applicable laws, rules and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), that the resolution appended below is proposed for the approval of appointment of Mr. Sanjiv Soshil Mehta (DIN: 06699923) as an Independent Director of the Company, be passed by the members of the Company (as on the Cut-off Date), through postal ballot process (the “Postal Ballot”) only by way of voting through electronic means (remote e-voting). An Explanatory Statement pertaining to the said resolution setting out the material facts and the reasons/ rationale thereof forms part of this Postal Ballot Notice (“the Notice” or “the Postal Ballot Notice”).

The Company has engaged the services of National Securities Depository Limited (“NSDL”) for the purpose of providing e-voting facility (remote e-voting) to all its members, pursuant to Section 108 of the Act read with Rule 20 of the Rules, as amended, and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and aforementioned MCA Circulars. In accordance with the MCA Circulars, the Notice indicating, inter alia, the process and manner of remote e-voting, is being sent only through electronic mode to the members whose names appear on the Register of Members/ List of Beneficial Owners as on Friday, January 12, 2024 (“cut-off date”) received from the Depositories and whose e-mail addresses are registered with the Company/ Depositories. Accordingly, the Company is pleased to provide remote e-voting facility to all its members to cast their votes electronically. The manner of voting on the proposed resolution is restricted only to e-voting i.e., by casting votes electronically instead of submitting postal ballot forms. The detailed instructions for e-voting are given in the Notes under the section ‘Procedure for e-voting’.

The Board of the Company has appointed Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), Partner, failing him, Ms. Kanchan Sharma (Membership No. A44664 and COP No. 25913), Partner, M/s Mehta & Mehta, Company Secretaries, as the Scrutinizer for conducting the postal ballot through the remote e-voting process in a fair and transparent manner. They have communicated their willingness to act as the Scrutinizer and will be available for the said purpose.

The Scrutinizer will submit Scrutinizer’s report to the Chairman of the Company or any person authorized by him, after completion of the scrutiny of the votes cast electronically. The result of the postal ballot through e-voting process shall be announced at the Registered Office of the Company. The result along with the Scrutinizer’s report would be displayed at the Registered Office of the Company, and will be intimated to NSDL and Stock Exchanges where the Company's securities are listed and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.

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RESOLUTION THROUGH POSTAL BALLOT

To approve the appointment of Mr. Sanjiv Soshil Mehta (DIN: 06699923), as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013

To consider and, if thought fit, to give assent/ dissent to the following resolution, as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 161 read with Schedule IV and other applicable provisions of the Companies Act, 2013 (“Act”), together with the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), and Regulations 17(1C), 25(2A) and other applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), as amended from time to time, and Articles of Association of the Company, and approval and recommendation of the Nomination, Governance and Compensation Committee and that of the Board of Directors, Mr. Sanjiv Soshil Mehta (DIN: 06699923), appointed as an Additional Director of the Company, categorised as an Independent, with effect from December 29, 2023, in terms of Section 161 of the Act, who meets the criteria for independence under Section 149(6) of the Act and the Rules made thereunder and Regulation 16(1)(b) of the SEBI Listing Regulations and in respect of whom the Company has received notice in writing under Section 160 of the Act, from a member proposing him as a Director, be and is hereby appointed as an Independent Director of the Company, for a term of five consecutive years effective from December 29, 2023 till December 28, 2028, and that he shall not be liable to retire by rotation;

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorised to do and perform all such acts, deeds, matters and things, as may be considered necessary, desirable or expedient to give effect to this resolution.”

Registered Office
8-2-337, Road No. 3, Banjara Hills,	By order of the Board of Directors
Hyderabad, Telangana- 500034, India	For Dr. Reddy’s Laboratories Limited
CIN: L85195TG1984PLC004507	Sd/-
Tel-91-40-49002900, Fax-91-40-49002999	K Randhir Singh
Email: shares@drreddys.com	Company Secretary, Compliance Officer
Website: www.drreddys.com	and Head-CSR
Place: Hyderabad	Membership No. F6621
Date: January 12, 2024

Notes:

1.	The explanatory statement pursuant to Section 102 and any other applicable provisions of the Act, the rules made thereunder, SEBI Listing Regulations and Secretarial Standard on General Meetings (SS-2) stating all material facts and the reasons thereof for the proposed resolution, forming part of this Notice, is annexed herewith.

2.	In accordance with the MCA Circulars, this Postal Ballot Notice is being sent only by electronic mode to those members whose names appear on the Register of Members/ List of Beneficial Owners as on Friday, January 12, 2024 (“cut-off date”) received from the Depositories and whose e-mail address is registered with the Company/ Depositories. Physical copies of the Postal Ballot Notice, postal ballot forms and pre-paid business reply envelopes are not being sent to members.

3.	Pursuant to Sections 108 and 110 and other applicable provisions of the Act and the Rules made thereunder, the MCA Circulars and Regulation 44 of the SEBI Listing Regulations read with SEBI circular on e-voting, dated December 9, 2020, SS-2 and any amendments thereto, the Company is providing the facility to the members to exercise their right to vote on the proposed resolution electronically. The Company has engaged the services of National Securities Depository Limited (“NSDL”) to provide e-voting facility. Members are requested to read carefully the instructions for e-voting that are provided as part of this Postal Ballot Notice before casting their vote.

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4.	This Postal Ballot Notice will also be available on the Company’s website at www.drreddys.com, website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of NSDL at www.evoting.nsdl.com.

5.	Members would be able to cast their votes and convey their assent or dissent to the proposed resolution only through the remote e-voting process. Members whose names appear on the Register of Members/ List of Beneficial Owners as on cut-off date will be considered for the purpose of e-voting.

6.	Voting rights of a Member/ Beneficial Owner (in case of electronic shareholding) shall be in proportion to their shareholding in the paid-up equity share capital of the Company as on the cut-off date. Any person who is not a member as on the cut-off date should treat this notice for information purpose only.

7.	The e-voting period commences on Tuesday, January 16, 2024 at 9:00 a.m. (IST) and ends on Wednesday, February 14, 2024 at 5:00 p.m. (IST). During this period, members of the Company holding equity shares either in physical form or in dematerialized form, as on the cut-off date i.e. January 12, 2024, may cast their votes electronically. The e-voting module shall be disabled by NSDL for voting after Wednesday, February 14, 2024 at 5:00 p.m. (IST). Once the vote on a resolution is cast by a member, he or she or they will not be allowed to change it subsequently.

8.	The resolution, if passed by requisite majority, shall be deemed to have been passed on the last date of e-voting i.e. Wednesday, February 14, 2024.

9.	The Scrutinizer shall submit his/ her report to the Chairman or a person authorized by him, after the completion of scrutiny, and the result of the voting by postal ballot will be announced on or before Thursday, February 15, 2024 at the Registered Office of the Company at 8-2-337, Road No.3, Banjara Hills, Hyderabad-500034, Telangana, India. The result would be displayed at the Registered Office of the Company, intimated to the NSDL and Stock Exchanges where the Company's securities are listed, and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.

10.	The documents, if any, referred to in the statement will be available for inspection at the Registered Office of the Company during working hours on all working days from the date of dispatch of the Notice till Wednesday, February 14, 2024 at 5:00 p.m. (IST).

PROCEDURE FOR ‘E-VOTING':

1.	E-VOTING FACILITY:

i.	Pursuant to the provisions of Section 108 and other applicable provisions of the Act read with the Rules made thereunder and Regulation 44 of the SEBI Listing Regulations, as amended, read with SEBI circular dated December 9, 2020, the Company is providing e-voting facility of NSDL to its members to exercise their right to vote on the proposed resolution by electronic means

ii.	The e-voting facility is available at the link – www.evoting.nsdl.com. The e-voting event number (EVEN) and the period of e-voting are set out below:

EVEN	Commencement of e-voting	Conclusion of e-voting
127525	Tuesday, January 16, 2024 at 9:00 a.m. (IST)	Wednesday, February 14, 2024 at 5:00 p.m. (IST)

E-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be forthwith disabled by NSDL upon expiry of the aforesaid period.

iii.	The manner of voting by (i) individual shareholders holding shares of the Company in demat mode, (ii) Shareholders other than individuals holding shares of the Company in demat mode, (iii) Shareholders holding shares of the Company in physical mode, and (iv) Shareholders who have not registered their e-mail address, is explained in the instructions given hereinbelow.

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INFORMATION AND INSTRUCTIONS RELATING TO E-VOTING

Once the Shareholder has exercised the vote, whether partially or otherwise, the Shareholder shall not be allowed to change it subsequently or cast the vote again.

The way to vote electronically on NSDL e-Voting system consists of “Two Steps” which are mentioned below:

Step 1: Access to NSDL e-Voting system

A)	Login method for e-voting for individual shareholders holding securities in demat mode

In terms of SEBI circular dated December 9, 2020, on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email id in their demat accounts in order to access e-voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL

A.     NSDL IDeAS facility

   If you are registered, follow the following steps:

1    Visit the e-Services website of NSDL viz. https://eservices.nsdl.com either   on a personal computer or on a mobile.

2.    On the e-Services home page click on the “Beneficial Owner” icon under   “Login” which is available under ‘IdeAS’ section

3.    A new screen will open. You will now have to enter your existing User ID   and Password. After successful authentication, you will be able to see   e-voting services under value added services.

4.     Click on “Access to e-voting” under e-voting services and you will be able   to see e-voting page.

5.     Click on company name or e-voting service provider i.e. NSDL and you will   be re-directed to NSDL e-voting website of NSDL for casting your vote   during the remote e-voting period.

If you are not registered for IDeAS e-Services follow the following steps:

1.    Option to register is available at https://eservices.nsdl.com.

2.    Select “Register Online for IDeAS Portal” or click at     https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp

3.    Please follow steps given in points 1-5 above

B.     E-voting website of NSDL

1.    Open web browser by typing the following URL:   https://www.evoting.nsdl.com/ either on a personal computer or on a   mobile.

2.    Once the home page of e-voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.

3.    A new screen will open. You will have to enter your User ID (i.e. your   sixteen digit demat account number held with NSDL), Password/OTP and a   Verification Code as shown on the screen.

4.    After successful authentication, you will be redirected to NSDL site  wherein you can see e-voting page. Click on company name or e-voting  service provider i.e. NSDL and you will be redirected to e-voting website of   NSDL for casting your vote during the remote e-voting period.

5.    Shareholders/Members can also download NSDL Mobile App “NSDL   Speede” facility by scanning the QR code mentioned below for seamless   voting experience

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Individual Shareholders holding securities in demat mode with CDSL

1.     Existing users who have opted for CDSL Easi/ Easiest facility, can login through their user id and password. Option will be made available to reach e-voting page without any further authentication. The users to login Easi / Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then user your existing my easi username & password.

2.     After successful login of Easi/ Easiest the user will be also able to see the e-voting menu for eligible companies where the e-voting is in progress as per information provided by the company The menu will have links of e-voting service provider i.e. NSDL. Click on NSDL to cast your vote. Additionally, there is also links provided to access the system of all e-Voting service providers, so that the user can visit the e-Voting service provider’s website directly.

3.     If the user is not  registered for Easi/ Easiest, option to register is available at at CDSL website, www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.

4.     Alternatively, the user can directly access e-voting page by providing demat account number and PAN No. from a e-voting link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered mobile & email as recorded in the Demat Account. After successful authentication, user will be provided links for the respective e-voting service provider i.e. NSDL where the e-voting is in progress and also able to directly access the system of all e-Voting Service Providers..

Individual Shareholders (holding securities in demat mode) login through their depository participants

1.     You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-voting facility.

2.     Upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-voting feature.

3.     Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forgot User ID and Forgot Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL are as under:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at +91-22-48867000 and +91-22-24997000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no. 1800 22 55 33

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B)	Login method for shareholders other than individual shareholders holding securities in demat mode and shareholders holding securities in physical mode

How to Log-in to NSDL e-voting website?

1.	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a personal computer or on a mobile.

2.	Once the home page of e-voting system is launched, click on the icon “Log-in” which is available under “Shareholders/Members” section.

3.	A new screen will open. You will have to enter your user ID, your password/OTP and a verification code as shown on the screen. Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com with your existing IDEAS log-in. Once you log-in to NSDL eservices after using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is
a. For Members who hold shares in demat account with NSDL	8 character DP ID followed by 8 Digit Client ID For example: if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
b. For Members who hold shares in demat account with CDSL.	16 digit Beneficiary ID For example: if your Beneficiary ID is 12************** then your User ID is 12**************
C. For Members holding shares in Physical Form	EVEN number followed by folio number registered with the Company. For example: if Folio Number is A01*** and EVEN is 123456 then User ID is 123456A01***

5.	Password details for shareholders other than Individual shareholders are given below:
a.	If you are already registered for e-voting, then you can use your existing password to login and cast your vote.
b.	If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.
c.	How to retrieve your ‘initial password’: If your email ID is registered in your demat account or with the company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.
d.	If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered

6.	If you are unable to retrieve or have not received your “initial password” or have forgotten your password:
a.	Click on “Forgot User Details/Password?”(If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com
b.	Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com
c.	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/ folio number, PAN, name and registered address, etc.
d.	Members can also use the OTP (One Time Password) based login for casting the votes on the e-voting system of NSDL

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7.	After entering the password, click on “Agree to Terms and Conditions” by selecting on the check box.

8.	Now you will have to click on “Log-in” button.

9.	After you click on “Log-in” button, home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1.	After successful login at Step 1, you will be able to see all the companies' “EVEN” (E-Voting Event Number) in which you are holding shares and whose voting cycle is in active status.

2.	Select “EVEN” of “Dr. Reddy's Laboratories Limited”. The Cast Vote page will open.

3.	Now you are ready for e-voting as the voting page opens.

4.	Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

5.	Upon confirmation, the message “Vote cast successfully” will be displayed.

6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote

General Guidelines for members

1.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned certified true copy (PDF/JPG format) of the relevant board resolution/authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to info@mehta-mehta.com with a copy marked to evoting@nsdl.co.in. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney/ Authority Letter etc. by clicking on "Upload Board Resolution/ Authority Letter" displayed under "e-Voting" tab in their login.

2.	It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Log-in to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/ Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com to reset the password.

3.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the “downloads” section of www.evoting.nsdl.com or call on toll free no.: +91-22-48867000 and +91-22-24997000 or e-mail your query to evoting@nsdl.co.in.

C)	Process for those shareholders whose email ids are not registered with the depositories for procuring user id and password and registration of email ids for e-voting on the resolutions set out in this notice

1.	In case shares are held in physical mode please provide folio no., name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to Registrar and Transfer Agent (“RTA”) at bsshyd@bigshareonline.com.

2.	In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16 digit beneficiary ID), Name, client master or copy of Consolidated Account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) to shares@drreddys.com. If you are an Individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-voting for Individual shareholders holding securities in demat mode.

3.	Alternatively, shareholder/members may send a request to evoting@nsdl.co.in for procuring user id and password for e-voting by providing above mentioned documents.

4.	In terms of SEBI circular dated December 9, 2020 on e-voting facilities provided by the listed companies, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-voting facility.

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Explanatory Statement pursuant to Section 102, any other applicable provisions of the Companies Act, 2013 (hereinafter referred to as “Act”), the rules made thereunder, as applicable, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as “SEBI Listing Regulations”) and Secretarial Standard on General Meetings (hereinafter referred to as “SS-2”)

To approve the appointment of Mr. Sanjiv Soshil Mehta (DIN: 06699923), as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013

Pursuant to Section 161 of the Companies Act, 2013 (“Act”), the Board of Directors of the Company, on December 29, 2023, has appointed Mr. Sanjiv Soshil Mehta (DIN: 06699923), as an Additional Director, categorised as an Independent Director, for a term of five (5) consecutive years with effect from December 29, 2023 to December 28, 2028 (both days inclusive) subject to approval of the members of the Company by way of a special resolution.

The Nomination, Governance and Compensation Committee (“NGCC”) of the Board periodically deliberates on the succession planning of Independent Directors coming up for re-appointment or approaching end of their term. It also assesses and deliberates on the balance of skills, knowledge and experience available with the Board as a whole, in order to maintain orderly succession of the Board. The NGCC had earlier considered to appoint Independent Director(s) having rich and wide experience in manufacturing and operations, keeping in mind the retirement of few of the Independent Directors of the Company. The NGCC had identified the desired attributes for the selection of the Independent Director(s). Basis those attributes, the NGCC has recommended the candidature of Mr. Sanjiv Soshil Mehta, for appointment as an Independent Director of the Company. Further, in the opinion of the Board, Mr. Mehta fulfils the conditions for independence specified in the Act, the Rules made thereunder and the SEBI Listing Regulations and other laws/ regulations for the time being in force, to the extent applicable to the Company. The Board noted that Mr. Mehta’s skills, background and experience are aligned to the attributes identified by the NGCC and that he is eligible for appointment as an Independent Director of the Company. The Board was cognizant of skills and experience of Mr. Mehta, which fit into the criteria of Company’s skill matrix in the areas of strategy, governance, management, finance, sustainability and digital/ technology/ innovation, and would be beneficial for the Company.

The Company has received, inter alia, (i) requisite consent from Mr. Mehta to act as an Independent Director, (ii) declaration to the effect that he is not disqualified in accordance with Section 164 of the Act, (iii) declaration that he meets the criteria of independence as provided in Section 149 of the Act and Regulation 16(1)(b) of the SEBI Listing Regulations and (iv) a declaration that he is not debarred or restrained from acting as a Director by any SEBI order or any other such authority. The Company has also received a notice in writing from a member under Section 160 of the Act, proposing the candidature of Mr. Mehta as a Director of the Company.

Pursuant to Regulation 17(1C) of the SEBI Listing Regulations, approval of shareholders for appointment of a person on the Board of Directors is required to be taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. Further in terms of Regulation 25(2A) of the SEBI Listing Regulations, the appointment, re-appointment or removal of an Independent Director shall be subject to the approval of shareholders by way of a special resolution. Accordingly, the appointment of Mr. Mehta requires the approval of the members by way of a special resolution.

Therefore, in view of the aforementioned provisions, the Company is seeking the approval of its members for appointment of Mr. Mehta, as an Independent Director on the Board of the Company for a term of five consecutive years effective from December 29, 2023 to December 28, 2028.

Profile: Mr. Sanjiv Soshil Mehta has been the Chairman/ CEO and Managing Director (2013-23) of Hindustan Unilever Limited (HUL) which is India’s foremost Fast-Moving Consumer Goods (FMCG) Company. During his 10 years at the helm of HUL, the market capitalization of HUL increased from $17 billion to $76 billion making it the fifth most valuable company in India and the most valuable business for Unilever. Mr. Mehta was also the President of Unilever South Asia having a combined turnover of $9 billion and member of ‘Unilever Leadership Executive’, the global executive board of the consumer goods giant.

Mr. Mehta was CEO/ Executive Chairman of Unilever businesses in different parts of the world for 21 years from 2002-23. He was Chairman and Managing Director of Unilever Bangladesh Limited (2002-06), Chairman and CEO of Unilever Philippines Inc. (2007-08), Chairman of Unilever - North Africa and Middle East (2008-13) and took over India and South Asia responsibilities from 2013. In each of these roles he left his imprint by turning around businesses in trouble, winning major competitive battles and accelerating growth.

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Mr. Mehta has done his bachelor’s in commerce, Chartered Accountancy and has also completed his Advanced Management Program (Harvard Business School). He has been the President of India’s oldest and largest trade body FICCI (Federation of Indian Chambers of Commerce and Industry) during 2021-22, is a member of the South Asia Advisory Board of Harvard Business School and is Chairman Emeritus of ‘Vikaasa’, a coalition of top Indian and MNC companies.

During the period when Mr. Mehta was heading HUL it won several recognitions including the prestigious The Economic Times ‘Company of the Year’ & ‘Corporate Citizen of the Year’ awards, Business Standard’s ‘Company of the year’ award, the ‘Best Governed Company’ award by the Asian Centre for Corporate Governance and Sustainability and the 'Outstanding Company of the Year' award at CNBC-TV18’s India Business Leader Awards (IBLA). Forbes rated HUL as the most innovative company in India and the 8th most innovative company in the world. Aon Hewitt in a global study rated HUL as the 3rd best company globally for building leaders.

Mr. Mehta was conferred the honorary degree of ‘Doctor of Philosophy in Business Management’ by Xavier University (Xavier Institute of Management) in 2019. He has received several personal recognitions including the ‘Best CEO Multinational’ by Forbes, the ‘Management Man of the Year’ by Bombay Management Association, the ‘CA Business Leader’ by The Institute of Chartered Accountants of India, the ‘Best Transformational Leader’ by the Asian Centre for Corporate Governance and Sustainability, the ‘Business Leader of the Year’ by The Economic Times, ‘Best CEO’ Award from Business Today, Pralhad P. Chhabria Memorial Global Award, the ‘JRD Tata Corporate Leadership award’ by the All India Management Association, the ‘Sir Jehangir Ghandy Medal’ by Xavier School of Management (XLRI), Jamshedpur, ‘IMPACT Person of the Year’ by exchange4media group (Business World), ‘Lifetime Achievement Award’ by CEO’s Association for Inclusive India -SKOCH Group, ‘CEO of the year’ by Business Standard and ‘Best of the Best CEO’s’ by Fortune. He has also been inducted into the ‘Hall of Fame’ by The Institute of Chartered Accountants of India.

Brief details of Mr. Sanjiv Soshil Mehta pursuant to Regulation 36(3) of the SEBI Listing Regulations and SS - 2 are as follows:

Name of the Director	Mr. Sanjiv Soshil Mehta
DIN	06699923
Age	63 years
Nationality	Indian
Qualification	Bachelor’s in commerce, Chartered Accountancy and Advanced Management Program (Harvard Business School).
Expertise in specific areas	The detailed profile including experience are provided above.
Date of first appointment	December 29, 2023
Number of shares held in the Company including shareholding as a beneficial owner	Nil
Directorship in other companies	Air India Limited and Danone S.A.
Membership(s)/ Chairmanship(s) of Board Committees of other companies	Air India Limited – Member of the Audit Committee Danone S.A. – Member of the Audit Committee Pt. Unilever Indonesia TBK – Member of the Nomination and Remuneration Committee
Listed entities from which the Director has resigned in the past three years	Mr. Mehta has tendered resignation as the Chief Executive Officer & Managing Director of the Hindustan Unilever Limited (HUL), pursuant to his retirement from HUL.

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Relationship with other Directors, Managers and Key Managerial Personnel of the Company	Mr. Mehta is not related to any Director or Key Managerial Personnel of the Company.
Number of Board meetings attended	None, appointed with effect from December 29, 2023.
Terms of appointment along with details of remuneration sought to be paid and the remuneration last drawn by such person, if applicable.

Term: Appointed as an Independent Director for a term of five consecutive years with effect from December 29, 2023 to December 28, 2028, subject to the approval of Members.

Remuneration last drawn: not applicable

Remuneration sought to be paid: Mr. Mehta will be entitled for remuneration by way of commission, as payable to other Independent Directors of the Company, as may be decided by the Board of Directors of the Company. The commission will be ascertained by way of fixed commission and remuneration as a member/ chairperson of the Board Committee(s), and the same is payable on the basis of performance of the Company, profits and other parameters as determined by the Board. He will not be entitled for any stock option pursuant to Employees Stock Option Schemes of the Company.

The Members of the Company had earlier approved for payment of remuneration by way of commission to its Directors (whether existing or future) other than the Managing/ Whole-time Directors, collectively up to 1% of the net profits of the Company every year, computed in the manner referred to in Section 198 of the Companies Act, 2013, in such proportion/ manner as may be determined by the Board of Directors of the Company, in addition to the payment of sitting fees and reimbursement of expenses, if any, to the Directors for attending the meetings of the Board of Directors or Committees thereof.

A copy of the draft letter of appointment, setting out the terms and conditions of appointment of Mr. Mehta, and all other documents referred to in the accompanying Notice and this Statement are available for inspection by the members, at the Company's registered office during business hours on all working days till the end of e-voting period.

In compliance with the provisions of Section 149 read with Schedule IV to the Act and Regulations 17(1C) and 25(2A) of the SEBI Listing Regulations, the approval of the Members is sought for the appointment of Mr. Sanjiv Soshil Mehta as an Independent Director of the Company, as a special resolution as set out above. The Board is of the view that Mr. Mehta’s appointment, as an Independent Director, will be in the interest of the Company, considering his rich experience, knowledge and expertise.

Except Mr. Mehta and his relatives, none of the other Directors or Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in this Postal Ballot Notice.

The Nomination, Governance and Compensation Committee and the Board recommend the resolution set out herein this Postal Ballot Notice for approval of the members.

Registered Office
8-2-337, Road No. 3, Banjara Hills,	By order of the Board of Directors
Hyderabad, Telangana- 500034, India	For Dr. Reddy’s Laboratories Limited
CIN: L85195TG1984PLC004507	Sd/-
Tel-91-40-49002900, Fax-91-40-49002999	K Randhir Singh
Email: shares@drreddys.com	Company Secretary, Compliance Officer
Website: www.drreddys.com	and Head-CSR
Place: Hyderabad	Membership No. F6621
Date: January 12, 2024

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